PW



10032315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC Mail Processing
Section

SEP 29 2010

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-40848

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2009 AND ENDING 06/30/2010
MMIDDIYYYY MMIDDIYYYY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER: SIMMONS & COMPANY INTERNATIONAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana, Suite 1900
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Ms. Sheel J. Patel (713) 236-9999
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name - *if individual. state last, first. middle name)*

500 Dallas Street, Suite 2900	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Michael E. Frazier, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Simmons & Company International, a Texas corporation, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title

Subscribed and sworn before me
this 27 day of September AD. 2010.




NOTARY PUBLIC
STATE OF TEXAS
Victoria Lee Nelson
My Commission Expires
07/02/2011

My commission expires 7/2/11

This report contains (check all applicable items):

x (a) Facing page
x (b) Statement of Financial Condition
x (c) Statement of Income
x (e) Statement of Changes in Stockholders' Investment
x (d) Statement of Cash Flows
1 (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
x (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-3
2 (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
2 (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
3 (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x (l) An Oath or Affirmation
x (m) A copy of the SIPC Supplement Report
N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x (o) Independent Auditors Report on Internal Accounting Control

(1) See Note 13 of Notes to Financial Statements.
(2) See Note 14 of Notes to Financial Statements.
(3) See Note 15 of Notes to Financial Statements.

INDEX


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

September 28, 2010

The Board of Directors
Simmons & Company International
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of Simmons & Company International and its subsidiaries at June 30, 2010, and the related consolidated statements of income, stockholders' investment and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simmons & Company International and its subsidiaries at June 30, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Hein & Associates LLP
Certified Public Accountants

500 Dallas Street, Suite 2900
Houston, Texas 77002-4718
Telephone: 713-850-9814
Fax: 713-850-0725
www.heincpa.com

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS

Cash and cash equivalents	$ 70,131,709
Restricted cash	250,000
Accounts receivable, net	24,727,029
Investments in securities at market value	4,622,038
Other investments	2,645,753
Property and equipment, net	5,030,941
Other assets	2,309,085
Total assets	$109,716,555

LIABILITIES AND STOCKHOLDERS' INVESTMENT

LIABILITIES:	
Accounts payable and accrued liabilities	$ 5,697,354
Accrued salaries and bonuses	43,680,315
Deferred compensation	6,989,796
Revolving subordinated loan	10,000,000
Notes payable and capital lease obligation	4,154,153
Total liabilities	70,521,618
Commitments and Contingencies (Note 9)	
STOCKHOLDERS' INVESTMENT:	
Common stock, par value $.001, 10,000,000 shares authorized; 904,479 shares issued and outstanding	904
Additional paid-in capital	14,842,863
Retained earnings	27,265,948
Accumulated other comprehensive loss	(2,914,778)
Total stockholders' investment	39,194,937
Total liabilities and stockholders' investment	$109,716,555

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2010

OPERATING REVENUES:	
Performance fees	$ 40,292,832
Noncontingent fees	7,208,920
Trading revenues	34,043,881
Offering revenues	7,250,357
Rebilled expenses	513,884
Equity in earnings of affiliate	707,441
Other income	1,558,342
Total revenues	91,575,657
OPERATING EXPENSES:	
Salaries, bonuses and employee benefits	70,481,079
Travel and entertainment	2,523,228
Rent and utilities	3,827,300
Professional fees	2,274,567
Trading expenses	2,918,613
Other general and administrative	6,998,108
Total operating expenses	89,022,895
OTHER INCOME (EXPENSE):	
Gains on investments	978,808
Interest and dividends, net	(86,836)
Total other income (expense)	891,972
Income before provision for income taxes	3,444,734
Foreign income tax expense	(246,478)
Net income	$ 3,198,256

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL
CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT
FOR THE YEAR ENDED JUNE 30, 2010

	Common Stock		Additional	Retained	Accumulated Other	
	Shares	Amount	Paid-In Capital	Earnings	Comprehensive Loss	Total
Balances at June 30, 2009, as reported	884,980	$ 885	$ 11,272,583	$ 29,193,592	$ (1,965,005)	$ 38,502,055
Adjustment relating to prior period stock compensation (see Note 6)	–	–	555,226	(555,226)	–	–
Balance at June 30, 2009, as restated	884,980	885	11,827,809	28,638,366	(1,965,005)	38,502,055
Net income	–	–	–	3,198,256	–	3,198,256
Cumulative translation adjustment	–	–	–	–	(949,773)	(949,773)
Comprehensive income						2,248,483
Stockholder repayment of excess tax distributions	–	–	–	4,633	–	4,633
Issuance of common stock upon vesting of stock awards	109,591	109	(109)	–	–	–
Cash exercise of options	7,273	7	163,853	–	–	163,860
Cashless exercise of options	23,786	24	(24)	–	–	–
Stock-based compensation	–	–	3,969,250	–	–	3,969,250
Purchase and retirement of Company common stock	(121,151)	(121)	(1,117,916)	(4,483,701)	–	(5,601,738)
Cumulative effect of adoption of ASC Topic 740, Income Taxes: Accounting for Uncertainty of Income Taxes	–	–	–	(91,606)	–	(91,606)
Balances at June 30, 2010	904,479	$ 904	$ 14,842,863	$ 27,265,948	$(2,914,778)	$39,194,937

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,198,256
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred tax expense	112,496
Provision for bad debts	143,270
Depreciation and amortization	1,071,203
Stock-based and deferred compensation	4,679,535
Equity in earnings of affiliate, net of cash received	(99,941)
Realized and unrealized gains on investments, net	(754,561)
Loss on sale of property and equipment	7,841
Change in accounts receivable	(20,043,034)
Change in other assets	441,922
Change in securities sold short	(158,665)
Change in accounts payable and accrued liabilities	1,585,737
Change in accrued bonuses	31,754,392
Net provided by operating activities	21,938,451
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of investment securities	(6,168,221)
Proceeds from sale of investments	8,980,826
Capital expenditures	(142,753)
Proceeds from sale of property and equipment	-
Net cash provided by investing activities	2,669,852
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of subordinated loans	(15,000,000)
Proceeds from subordinated loans	25,000,000
Purchase of Company common stock	(3,929,975)
Proceeds from exercise of stock options	163,860
Stockholder repayment of excess tax distributions	4,633
Payment of former stockholder notes payable	(1,718,843)
Payment of capital lease notes payable	(6,454)
Net cash provided by financing activities	4,513,221
Effect of exchange rate changes on cash	(1,295,845)
Net increase in cash and cash equivalents	27,825,679
Cash and cash equivalents, beginning of year	42,306,030
Cash and cash equivalents, end of year	$ 70,131,709
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest received	$ 276,185
Interest paid	$ 118,254
Taxes paid	$ 307,291
Taxes received	$ 520,406
NON-CASH INVESTING AND FINANCING ACTIVITIES:	
Issuance of Company common stock due to cashless exercise of stock options	$ (24)
Purchase of Company common stock with notes payable	$ 1,671,764
Investments in securities received in lieu of cash for services performed	$ 522,520
Investments in securities received in lieu of payment for notes receivable	$ 367,322

The accompanying notes are an integral part of these consolidated financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Simmons & Company International (the "Company"), a Texas corporation formed in 1974, provides investment banking services to the energy industry world wide. The Company has offices in Houston, Texas, Aberdeen, Scotland, London, England and Dubai, United Arab Emirates. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company acts as an "introducing broker" that introduces all securities transactions and accounts of customers to a "clearing broker" (Pershing, LLC), a broker/dealer that carries such accounts on a fully disclosed basis. Additionally, the Company acts as a market maker for certain securities. The Company is registered as an investment advisor and acts as sub advisor to a registered investment advisor.

The Company has two wholly-owned subsidiaries, Simmons & Company International Limited ("SCIL") and Simmons & Company International Capital Markets Limited ("SCICML"). SCIL and SCICML are United Kingdom-based limited liability companies that are authorized and regulated by the Financial Services Authority to undertake designated investment business in the United Kingdom.

SCIL has a 100% interest in Parallel General Partner Limited, a Guernsey limited company ("GP"). The GP is the general partner and manager of Simmons Parallel Energy LP (the "Fund") and the GP for Simmons Parallel Energy Fund (SPE LP), Simmons Parallel Private LP, Simmons Parallel Public LP and Parallel Carry LP, all Guernsey limited partnerships.

The Fund was established for the purpose of purchasing, divesting, managing, restructuring and supervising investments of the kind and nature as outlined in the Fund's Limited Partnership Agreement and engaging in such other activities incidental or ancillary thereto as the GP deems necessary. SPE LP is a limited partner of the Fund and the Public and Private LPs are investment holding limited partnerships owned entirely by the Fund. The Parallel Carry LP is the carried interest vehicle of the structures with only a minor total capital commitment.

Basis of Presentation

The consolidated financial statements present the consolidated accounts of the Company and its subsidiaries. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

The carrying amount of the Company's financial instruments, which include cash equivalents, accounts receivables, accounts payable and accrued liabilities, accrued salaries and bonuses, and outstanding loans approximate their market values at June 30, 2010. See Note 2 for investments held at fair value.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are deemed to include cash held in banks and other temporary cash investments with maturities of three months or less at the date of acquisition.

Restricted Cash

Restricted cash includes $250,000 in the collateral account maintained with the clearing broker.

Investments

The Company's investments consist of municipal bonds which are carried at fair market value. Other investments include an equity method investment for a 50 percent owned entity and cost method investments of which the Company owns less than 20% of the voting rights of the securities and does not have the ability to exercise significant influence over the operating and financial policies of the entity.

Fair Value

The Company adopted fair value measurements guidance for financial and non financial assets and liabilities. The guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.

The guidance defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. The guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to

quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Investments in securities at market value consist of municipal bonds. These investments are required to be measured at fair value on a recurring basis. The Company has determined that the municipal bonds are defined as Level 2 in the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value at June 30, 2010.

	LEVEL 1	LEVEL 2	LEVEL 3	FAIR VALUE AT JUNE 30, 2010
ASSETS	$ –	$4,622,038	$ –	$ 4,622,038

Municipals are valued using Level 2 fair value methodologies and inputs. The Company is able to value those assets based on observable and unobservable market data for similar instruments.

Property and Equipment, net

Property and equipment, net, which includes leasehold improvements, are recorded at cost, net of accumulated depreciation and amortization. Depreciation expense is recognized using the straight-line method and accelerated methods over the estimated useful lives of the related assets. Amortization of leasehold improvements is recognized using the straight-line method over the shorter of the estimated useful life or the term of the respective lease. Upon disposal of assets, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in earnings.

Revenue Recognition

Performance fee revenue is recognized when services for the transactions are determined to be completed. Non-contingent fee revenue represents consultation services for which revenue is recognized at the time the services are performed. Offering revenues represent fees earned for participation in securities offerings in which the firm acts as an underwriter or agent. Offering revenues that are immediately determinable, such as management fees and selling concessions, are recognized upon the effective date of the offering and other offering revenues are recorded when such amounts can reasonably be estimated. Other securities revenues primarily represent revenues from market-making activities and commissions earned upon execution of transactions on behalf of customers. Such revenues are recognized on a trade-date basis.

Stock-Based Compensation

The Company issues stock-based compensation. The related stock compensation expense is recognized over the requisite service period based on the fair value of the award on the date of grant.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries, SCIL and SCICML, are measured using the local currency as the functional currency. Assets and liabilities of SCIL and SCICML are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting foreign currency translation gains and losses are included in Other comprehensive loss.

Income Taxes

For U.S. federal income tax purposes, the Company is a Subchapter S Corporation, therefore, the Company's taxable income or loss is allocated to stockholders in accordance with their respective percentage ownership. Therefore, no provision or liability for U.S. federal income taxes has been included in the consolidated financial statements.

SCIL is a limited liability company with current tax provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between SCIL taxable income and its results as

stated in the consolidated financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the consolidated financial statements.

Deferred tax is measured at the average rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. SCIL has a deferred tax asset of approximately $389,245 related to these timing differences, which is included in Other assets.

The Company is also subject to Texas margins tax. In general, legal entities that conduct business in Texas are subject to the Texas margin tax, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The tax is assessed on Texas sourced taxable margin which is defined as the lesser of (i) 70% of total revenue or (ii) total revenue less (a) cost of goods sold or (b) compensation and benefits. The Company has accounted for Texas margin tax as other general and administrative expense in the consolidated statement of income.

For the year ended June 30, 2010, the Company recognized Texas margin tax expense of $545,186 as part of other general and administrative expense in the consolidated statement of income.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company controls credit risk by placing its financial interests with credit-worthy financial institutions and routinely assesses the financial stability of its customers.

New Accounting Pronouncements

Codification

On July 1, 2009, the Company adopted ASC 105 Generally Accepted Accounting Principles which established the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be used by non-governmental entities in the preparation of financial statements presented in conformity with generally accepted accounting principles in the United States ("GAAP"). The Codification reorganized the pre-Codification GAAP into approximately 90 accounting topics. References to accounting principles in the Company's consolidated financial statements included in this report have been changed to reflect the Accounting Standards Codification (ASC) references resulting from the Codification.

Subsequent Events
In May 2008, the FASB issued new authoritative guidance which establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before the financial statements are issued. This guidance sets forth (1) the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements and (2) the circumstances under which an entity should recognize events or transactions. Management has performed a review of subsequent events and transactions through September 28, 2010, which is the date the financial statements were issued.

2. INVESTMENTS IN SECURITIES AT MARKET VALUE

Investments in securities at market value at June 30, 2010, are as follows:

	COST	UNREALIZED GAINS	UNREALIZED GAINS	FAIR MARKET VALUE
Municipal bonds	$ 4,453,938	$ –	$ 168,100	$ 4,622,038

3. OTHER INVESTMENTS

The Company has a 50 percent investment in an affiliated limited liability company ("LLC"). The investment is accounted for using the equity method of accounting. The Company recorded $707,441 in earnings from the LLC and received $607,500 in distributions from the LLC during fiscal year June 30, 2010. The carrying value of the investment was $421,404 at June 30, 2010.

The Company has investments in entities which are not publicly traded and, therefore, no established market for the securities exists. Such securities are recorded on the cost-method basis as the Company owns less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies of the entities. The Company's cost-method investments are carried at historical cost in its consolidated financial statements and measured at fair value on a nonrecurring basis. If the Company believes that the carrying value of the cost-basis investments are in excess of estimated fair value, the Company's policy is to record an impairment to adjust the carrying value to estimated fair value, when the impairment is deemed other-than-temporary. The Company regularly evaluates the carrying value of the cost-method investments for impairment. At June 30, 2010, no event had occurred that would adversely affect the carrying value of these investments. The Company did not record any

impairment charges for the cost-method investments during fiscal year 2010. The carrying value of these investments was $2,224,349.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, at June 30, 2010 consisted of the following:

Furniture and fixtures	$ 3,474,750	7 years
Leasehold improvements	4,873,920	life of lease
Computer equipment	1,810,318	5 years
Accumulated depreciation and amortization	(5,128,047)	
Net	$ 5,030,941	

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at June 30, 2010 consisted of the following:

Trade payables	$ 2,235,106
Deferred rent	1,950,047
Franchise tax	348,808
Foreign taxes payable	319,816
Other	843,577
	$ 5,697,354

6. STOCKHOLDERS' INVESTMENT

Stockholders of the Company have entered into a stockholders' agreement which provides that the Company shall have the right of first refusal with respect to any disposition of shares of the common stock of the Company.

Stock Options

The Simmons & Company International Stock Option Plan (the "Plan") allows the Company to grant options to eligible employees for the purchase of up to 1,000,000 shares of common stock. At June 30, 2010, 109,331 options were outstanding and exercisable. The weighted average remaining contractual life of the options outstanding at June 30, 2010 is 0.21 years. At June 30, 2010, there was no unrecognized compensation cost related to these options.

The following table summarizes aggregate stock option activity for the Plan for fiscal year 2010:

	SHARE	EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE PRICE PER SHARE
Outstanding and exercisable at June 30, 2009	149,303	$17.61 – $22.53	$21.519
Granted	7,058	$20.58	$20.58
Exercised	(47,030)	$17.61 – $22.53	$19.322
Outstanding and exercisable at June 30, 2010	109,331	$20.58	$20.58

Stock Awards

The Company issues restricted stock awards to employees as a form of compensation. Awards issued prior to September 15, 2009 vest in three years. Awards issued on or after September 15, 2009 vest ratably over three years.

The following table summarizes restricted stock award activity for the fiscal year 2010:

	NUMBER OF UNVESTED SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Outstanding at June 30, 2009	172,663	$43.96
Granted	83,240	$46.57
Vested	(73,292)	$40.62
Forfeited	(17,791)	$46.51
Outstanding at June 30, 2010	164,820	$46.32

Fair value of the awards is determined using the Company's fully diluted adjusted book value per share at the date of the grant as defined by the Company. The Company records compensation expense ratably over the vesting period adjusted for forfeitures. Compensation expense related to the restricted stock awards was $2,278,327 during fiscal year 2010. Unrecognized compensation expense at June 30, 2010 was $2,576,666 and is expected to be recognized over the next two years.

An adjustment of retained earnings and additional paid-in capital in the amount of $555,226 was required in order to correct understated additional paid-in capital related to stock compensation expense recorded in previous years for restricted stock awards.

Phantom Stock Plan

During fiscal year 2006, the Company formalized a phantom stock agreement which is effective for all phantom stock awards granted since September 15, 2004. Awards issued prior to September 15, 2009 vest in three years. Awards issued on or after September 15, 2009 vest ratably over three years. Compensation expense is based on the Company's current fully diluted adjusted book value per share, as determined by the Company. A liability is accrued over the vesting period for compensation expense due under the plan.

The Company issued 32,272 shares of phantom stock during fiscal year 2010 and had 178,235 shares outstanding at June 30, 2010. The Company recorded compensation expense of $710,285. The related liability at June 30, 2010 was $6,989,796.

Stock Warrants

The Company grants stock warrants to eligible shareholders as consideration for agreeing to sell shares back to the Company when requested by the Company as part of a retirement stock buyback plan. One warrant is granted for each share purchased by the Company from such shareholder. The exercise price is the same price paid for each share. The warrants expire four years after date of grant, but can only be exercised upon a liquidity event. The weighted average remaining contractual life of the warrants outstanding at June 30, 2010 is 1.79 years.

The following table summarizes stock warrant activity for the year ended June 30, 2010:

	SHARES	EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE PRICE PER SHARE
Warrants outstanding at June 30, 2009	327,406	$32.82 –$49.13	$ 43.30
Granted	77,687	$46.64	$ 46.64
Expired	(85,055)	$32.82	$ 32.82
Warrants outstanding at June 30, 2010	320,038	$46.64 – $52.08	$ 49.04

Common Stock Issuances

During fiscal year 2010, the Company issued 36,299 shares of Company common stock and 7,058 stock options in the form of compensation resulting in additional compensation expense of $1,690,923.

7. INCOME TAXES

The components of foreign income tax expense related to SCIL and SCICML in the United Kingdom for the year ended June 30, 2010 were as follows:

Current – foreign	$ 358,974
Deferred – foreign	(112,496)
Total tax	$ 246,478

We adopted the authoritative guidance on the accounting for uncertain tax positions on July 1, 2009. As a result of the implementation, we recorded a $117,109 increase in our liability for uncertain tax positions, of which $25,503 was a recorded as penalties and interest expense and $91,606 was recorded as a reduction to retained earnings as of July 1, 2009. No further adjustment was required during fiscal year 2010.

8. REVOLVING SUBORDINATED LOAN AND NOTES PAYABLE AND CAPITAL LEASE OBLIGATION

On June 30, 2010, the company entered into an unsecured revolving subordinated loan agreement (the "Revolver") with Amegy Bank National Association for net capital purposes. The Revolver allows for a maximum advance of $10,000,000 at an 8% interest rate and expires on July 29, 2011. Amounts on the Revolver can be withdrawn in $1,000,000 increments. All amounts outstanding mature on July 29, 2011, unless paid earlier. The commitment fee on the unused amounts of the Revolver is 75 basis points per year, paid quarterly. The Company has $10,000,000 outstanding on the Revolver at June 30, 2010.

On June 16, 2010, the Company entered into an unsecured temporary subordinated loan agreement with Amegy Bank National Association in the amount of $15,000,000 for net capital purposes. The interest rate is 8%. The loan was paid off in one lump sum payment on June 18, 2010.

On November 9, 2009, the Company entered into a loan agreement with an employee to repurchase all outstanding shares common stock owned by the employee. The note is unsecured and is payable in four equal installments of $417,941 beginning September 30, 2010 and on November 9 of each year for the following three years. The Company pays interest on the unpaid principal at the rate of 3.11%. As of June 30, 2010, the outstanding balance on this loan was $1,671,764.

On January 14, 2009, the Company entered into a loan agreement with a former shareholder. The note is unsecured and is payable in three equal annual installments of $657,518 beginning January 14, 2010. The Company pays interest on the unpaid principal at the rate of 1.5%. At June 30, 2010, the outstanding balance on this loan was $1,315,035.

On February 15, 2008, the Company entered into a loan agreement with a former shareholder. The note is unsecured and is payable in three equal annual installments of $1,061,325 beginning February 15, 2009. The Company pays interest on the unpaid principal at the rate of 3.11%. At June 30, 2010, the outstanding balance on this loan was $1,061,325.

During the fiscal year 2010, the Company entered into a capital lease for the purchase of certain office equipment in the amount of $112,483. The amount outstanding under this capital lease obligation was $106,029 at June 30, 2010. See Note 9 for additional disclosures.

Maturities of the Company's revolving subordinated loan and notes payable are as follows:

FISCAL YEARS	
2011	$ 2,554,725
2012	11,075,459
2013	417,941
Total	$ 14,048,125

9. COMMITMENTS AND CONTINGENCIES

Operating and Capital Leases

The Company has entered into operating and capital leases for office space and copiers, which provide for minimum future lease payments as follows, subject to annual escalations of operating expenses relating to the building:

FISCAL YEARS	OPERATING	CAPITAL
2011	$ 3,316,922	$ 26,552
2012	2,615,437	27,772
2013	2,615,437	29,048
2014	2,698,142	22,657
2015	2,675,057	–
Thereafter	11,085,652	–
	$ 25,006,647	$ 106,029

Clearing Agreement

Pursuant to the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain, among other things, (a) a collateral account with the clearing broker with a market value of at least $250,000, (b) net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 of at least $1,000,000, and (c) a ratio of aggregate indebtedness, as defined, to net capital of 15 to 1 or less. At June 30, 2010, the balance of the collateral account maintained with the clearing broker was $250,000 and the Company's net capital and ratio of aggregate indebtedness to net capital were $11,418,043 and 4.42 to 1, respectively.

Market Risks and Credit Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company seeks to control the risks associated with their customer's activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The Company monitors required margin levels daily and pursuant to such guidelines requires customers to deposit additional collateral or to reduce positions when necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Litigation

The Company is party to a lawsuit brought in relation to a private placement transaction. The Company filed a motion for summary judgment which was heard and granted. The plaintiffs have stated an intention to appeal the summary judgment. The resolution of this matter is not expected to have a material effect on the Company's consolidated financial position or results of operations.

10. EMPLOYEE PROFIT SHARING PLAN

Effective July 1, 2003, the Company launched a new Plan for the benefit of its employees, which combined its existing Profit Sharing Plan with a newly created 401(k) Plan. The Charles Schwab Trust Company is the trustee. Investment decisions are made by the participants. Company contributions vest over a six year period. Non-vested monies, which are forfeited by terminating participants, are used to pay Plan fees and are redistributed to existing Plan members. Effective April 1, 2009 the Company chose to suspend contributions to the Plan. Total annual additions for each participating employee are subject to statutory limitations. The Company made no contributions to the Plan during fiscal year 2010.

11. RELATED PARTIES

At June 30, 2010, the Company had notes receivable of $171,362 from one current and one former employee and notes payable to three former shareholders in the amount of $4,048,124. These amounts are included in Other assets and Notes payable, respectively, and are payable in accordance with the related agreement terms.

12. NET CAPITAL REQUIREMENT

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. Such rules prohibit a broker/dealer from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1.

At June 30, 2010, the Company's net capital ratio, as defined, was 4.42 to 1 and its net capital was $11,418,043, which was $8,052,672 in excess of its minimum requirement of $3,365,371.

13. STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors consist of our subordinated loans agreements as follows (see Note 8 for additional disclosures):

Balance, at June 30, 2009	$ –
Additions	25,000,000
Repayments	(15,000,000)
Balance, at June 30, 2010	$ 10,000,000

14. OMISSION OF CERTAIN REPORTS

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 1 7a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted as the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker which carries all of the accounts of the customers and thus qualifies under the (k)(2)(ii) exemption from such requirements.

15. RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

A reconciliation of amounts reported herein to amounts reported by the Company on amended FOCUS report filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

	AMENDED FORM X-17A-5	SUBSIDIARIES CONSOLIDATED, ELIMINATIONS AND RECLASSIFICATIONS	FINANCIAL STATEMENTS
RECONCILIATION:			
Total assets	$ 99,675,542	$ 10,041,013	$109,716,555
Total liabilities	$ 60,480,605	$ 10,041,013	$ 70,521,618
Total stockholders' investment	$ 39,194,937	$ –	$ 39,194,937

SUPPLEMENTAL SCHEDULES

SIMMONS & COMPANY INTERNATIONAL **SCHEDULE I**

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15C3-1

JUNE 30, 2010

Net capital:	
Stockholders' investment	$ 39,194,937
Less: nonallowable assets	
Trade accounts receivable	22,286,201
Fixed assets, net	3,841,046
Nonmarketable securities	2,303,141
Investments in affiliates and other assets	8,211,255
	36,641,643
Plus: Subordinated loan	10,000,000
Less: Haircuts	
Other securities	1,135,251
Undue concentration	–
Net capital	$ 11,418,043
Aggregate indebtedness:	
Total aggregate indebtedness liabilities	$ 50,480,587
Net capital requirements	3,365,371
Net capital in excess of required amount	$ 8,052,672
Ratio of aggregate indebtedness to net capital	4.42

Note: The above computation agrees with the computation of net capital under Rule 15c3-1 at June 30, 2010, filed with the Securities and Exchange Commission by the Company on Part IIA of Amended unaudited Form X-17a-5.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-1

JUNE 30, 2010

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

During fiscal year 2010, in the opinion of management, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3. See Note 14 of notes to the consolidated financial statements.

Independent Public Accountants' Supplementary Report on Internal Accounting Control


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of
Simmons & Company International:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Simmons & Company International (the Company) for the year ended June 30, 2010 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(b)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

500 Dallas Street, Suite 2900
Houston, Texas 77002-4718
Telephone: 713-850-9814
Fax: 713-850-0725
www.heincpa.com

practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency that we consider to be a material weakness as defined above. The Company included an asset, a cash account deposited with Amegy Bank held in the Grand Caymans, as allowable in their net capital computation at September 30, 2008 that was not allowable causing them to be out of compliance with their net capital requirement. This deficiency was remediated during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, stockholders, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

September 28, 2010



Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

September 28, 2010

To the Board of Directors and Management
Simmons and Company International
Houston, TX

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7 see attached at exhibit A) to the Securities Investor Protection Corporation (SIPC) for the fiscal year ended June 30, 2010, which were agreed to by Simmons and Company International and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Simmons and Company International's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Simmons and Company International's management is responsible for the Simmons and Company International's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with general ledger disbursement details and copies of cancelled checks noting no differences;
2. Compared the amounts reported on the Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended June 30, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting general ledger details noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related general ledger details supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Certified Public Accountants

500 Dallas Street, Suite 2900
Houston, Texas 77002-4718
Telephone: 713-850-9814
Fax: 713-850-0725
www.heincpa.com

EXHIBIT A

****AMENDED****

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended June 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040848 FINRA JUN
SIMMONS & CO INTERNATIONAL
ATTN SHEEL PATEL
700 LOUISIANA ST STE 1900
HOUSTON TX 77002-2767

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

(713) 236-9999

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] — $180,942.22

B. Less payment made with SIPC-6 filed (exclude interest) — (179,615.49)

1/29/10 Check 61839 8/30/10 Check 62581
Date Paid

C. Less prior overpayment applied — (1,886.15)

D. Assessment balance due or (overpayment) — (559.42)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — ______

F. Total assessment balance and interest due (or overpayment carried forward) — $(559.42)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $______

H. Overpayment carried forward — $(559.42)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SIMMONS & COMPANY INTERNATIONAL
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of September, 20 10.

DIRECTOR OF FINANCE AND ACCOUNTING
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jul 1, 2009
and ending Jun 30, 2010
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 76,317,152
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	106,932
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	106,932
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,919,553
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,015,372
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 112,270	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	112,270
Total deductions	4,047,195
2d. SIPC Net Operating Revenues	$ 72,376,889
2e. General Assessment @ .0025	$ 180,942.22 (to page 1 but not less than $150 minimum)


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

Simmons & Company International

Consolidated Financial Statements
and
Supplementary Information

June 30, 2010